SOUTHWESTERN RESOURCES CORP.
NEWS RELEASE

SOUTHWESTERN ANNOUNCES JOINT VENTURE
ON ITS CRISTO DE LOS ANDES PROJECT, PERU

April 28, 2008

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern” or the “Company) is pleased to announce that its wholly owned subsidiary, Minera del Suroeste S.A.C. (“Misosa”), has entered into a Letter of Intent (“LOI”) with Minera Antares Peru S.A.C. (“Antares”), a wholly owned subsidiary of Antares Minerals Inc., whereby Antares can earn up to a 60% interest in Misosa’s Cristo de los Andes project, located immediately to the south of Antares’ Haquira copper project in south-central Peru.

The Cristo de los Andes project (“the Project”) is a 6,400 hectare copper-gold porphyry project within the Tintaya-Bambas copper-gold belt and is 100% owned by Southwestern. Previous work at Cristo de los Andes by Misosa and prior joint venture partners has identified several occurrences of porphyry copper style mineralization associated with dikes and small stocks of diorite to monzodiorite composition emplaced into siltstones and quartzites of the Jurassic Chuquibambilla and Soraya Formations; a geologic setting almost identical to that of the adjacent Haquira project.  Only limited drilling has been completed at the 6,400 hectare property with a total of eight shallow, widely-spaced holes (1,758 metres total) restricted to the principal area of known mineralization which is located nine kilometres south from the Haquira West orebody. Two additional targets with characteristics similar to the mineralized zones encountered by Antares at Haquira have been identified on the Project by geologic mapping, rock chip sampling and geophysical surveys completed by Misosa.

Timo Jauristo, Southwestern’s Interim President and CEO states “We look forward to having Antares as our partner to test the potential of the Cristo de los Andes project. Antares are defining a promising copper oxide project, as well as outlining a potentially significant primary copper-molybdenum-gold deposit at Haquira East.  Given the proximity of Haquira, there is good potential in the Project for not only oxide copper resources to add to any future production at Haquira, but also for the discovery of primary copper mineralization associated with the geophysical anomalies in the three target areas.”

Under the terms of the LOI, Antares can earn a 51% interest in the Project by completing 12,000 metres (including 3,000 metres in the first year) of diamond drilling and making payments totalling $1,050,000 U.S. (including $50,000 U.S., received upon the signing of the LOI) over a three year period. Antares has the right to earn an additional 9% interest upon completing a bankable feasibility study within five years. As well, Misosa will be granted a production royalty of $0.005 U.S. per pound from Antares’ share of all copper production over five hundred million pounds of copper.  The LOI comprises the main terms and conditions to be included in a framework agreement, to be executed by the parties.

ABOUT SOUTHWESTERN

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties.  The Company has a large portfolio of projects in Peru, including the Liam gold-silver project in Peru with Newmont Peru Limited. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

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Forward-looking Statements
Statements in this news release that are forward-looking statements are based on the current expectations, beliefs, assumptions, estimates and forecasts about the Company's business and the industry and markets in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by these forward-looking statements due to a number of factors, including but not limited to, the Company's access to additional capital to fund future activities, the loss of mineral properties or the inability to obtain mining licenses, the inherently risky nature of the Company's activities and its lack of experience in bringing an exploration property into production, its ability to repatriate any earnings, foreign exchange fluctuations, the political stability and economic uncertainty of those areas in which the Company carries on operations and the lack of infrastructure in those areas, title risks, the risks and uncertainties associated with joint ventures and the Company's reliance on third parties, statutory and regulatory compliance, the adequacy and availability of insurance coverage, the Company's dependence upon employees and consultants and fluctuations in mineral prices and other risks detailed in the Company's filings with the Canadian Securities Authorities.  These risks, as well as others, could cause actual results and events to vary significantly. The Company expressly disclaims any intent or obligation to update these forward-looking statements, unless the Company specifically states otherwise.

For more information please contact:

Timo Jauristo, Interim President & CEO
or
David Black, Chair of the Board
Southwestern Resources Corp.

Suite 1650, 701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-2525

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